Exhibit 99.1

Tiziana Life Sciences Plc

(“Tiziana” or the “Company”)

Issue of Equity on Exercise of Warrants

London, New York, 28 October 2020 - Tiziana Life Sciences plc (Nasdaq: TLSA / AIM: TILS) (“Tiziana” or the “Company”), a biotechnology company focused on innovative therapeutics for oncology, inflammation and infectious diseases, today announces that it has allotted and issued 344,063 ordinary shares of 3 pence each (“New Ordinary Shares”) credited as fully paid at prices between 66 pence and 80 pence per share in respect of the exercise of 344,063 warrants held by a warrant holder, yielding £234,300 in cash for the Company. Application has been made for the 344,063 New Ordinary Shares to be admitted to trading on AIM (“Admission”), and dealings are expected to commence on or around 3 November 2020. The New Ordinary Shares will rank pari passu with the Company’s existing Ordinary Shares.

Total Voting Rights

In conformity with DTR 5.6.1, the Company notifies that as at the date of this announcement, it has a single class of shares in issue being Ordinary Shares and that following the issue of the New Ordinary Shares to be issued in connection with the exercise of the warrants, the total number of Ordinary Shares in issue will be 194,185,789. There are no Ordinary Shares held in treasury. Each Ordinary Share entitles the holder to a single vote at general meetings of the Company.

The figure of 194,185,789 Ordinary Shares may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the Financial Conduct Authority’s Disclosure Guidance and Transparency Rules.

About Tiziana Life Sciences

Tiziana Life Sciences plc is a dual listed (NASDAQ: TLSA & UK AIMS: TILS) biotechnology company that focuses on the discovery and development of novel molecules to treat human diseases in oncology, inflammation and infectious diseases. In addition to milciclib, the Company will be shortly initiating phase 2 studies with orally administered foralumab for Crohn’s Disease and nasally administered foralumab for progressive multiple sclerosis. Foralumab is the only fully human anti-CD3 monoclonal antibody (mAb) in clinical development in the world. This phase II compound has potential application in a wide range of autoimmune and inflammatory diseases, such as Crohn’s Disease, multiple sclerosis, type-1 diabetes (T1D), inflammatory bowel disease (IBD), psoriasis and rheumatoid arthritis, where modulation of a T-cell response is desirable. The company is accelerating development of anti-Interleukin 6 receptor (IL6R) mAb, a fully human monoclonal antibody for treatment of IL6-induced inflammation, especially for treatment of COVID-19 patients.

This announcement contains inside information for the purposes of Article 7 of EU Regulation 596/2014. The person who arranged the release of this information is Keeren Shah, Finance Director of Tiziana.

For further enquiries:

United Kingdom Investors:

Tiziana Life Sciences plc Gabriele Cerrone, Chairman and founder	+44 (0)20 7495 2379

Cairn Financial Advisers LLP (Nominated Adviser) Liam Murray / Jo Turner	+44 (0)20 7213 0880

Optiva Securities Limited (Broker) Robert Emmet	+ 44 (0)20 3981 4173

United States Investors:

Dave Gentry RedChip Companies Inc.	Office 1 800 RED CHIP (733 2447) Cell 407-491-4498 (USA) dave@redchip.com